

Policy on Business Conduct and Ethics



2009



The Policy on Business Conduct and Ethics (PBCE) is a statement of the principles to which Talisman Energy Inc. is committed to uphold across its operations worldwide. The Policy reflects our Values and commitment to conduct business safely, in an ethically, socially and environmentally responsible manner. It explains the way we do business and sets standards for everyone who works for, or on behalf of, Talisman to follow. It has also been developed to be consistent with internationally recognized standards that Talisman adheres to, including the United Nations Global Compact, the Voluntary Principles on Security and Human Rights and the Extractive Industries Transparency Initiative.

In the upstream business we are subject to many different laws and local customs in different parts of the world, and of course often what we do in one part of the world is reflected and played back in another. That is the benefit and price of being a global company. We must take great care to apply consistent standards to the way we do business everywhere. It is each employee's accountability to know about this Policy and to apply it in all situations.

This Policy applies not only to Talisman employees, officers and directors, but also to independent contract workers to the extent they conduct activities at or for Talisman. The Company will make reasonable efforts to promote the application of these ethical business practices by our joint venture partners and third party suppliers. Everyone conducting work on the Company's behalf is an ambassador of Talisman. You are encouraged to act in a manner that upholds the spirit of the Policy and demonstrates Talisman's values every day. As such I ask that you take the time to read this Policy and consider what it means for you.

If at any time you have a question, are unsure about what to do, or have a concern that someone has undertaken an action inconsistent with the Policy you have the responsibility to raise the issue even if the message is difficult. Honest communication is critical. You can do this a number of ways including speaking with your Supervisor, Manager, Country Manager or Executive Vice President. Furthermore, you are strongly encouraged to report any accounting and auditing concerns via Talisman's Accounting and Auditing Hotline. The hotline is operated by a third party host and all reports made in good faith and in the context of a breach of any of Talisman's Accounting and Auditing policies will be taken very seriously. All calls and reports will be treated in confidence and information will be shared with only those persons who need to know or persons who are required to know. Where permissible or required by law, anonymity of the reporter will be maintained at the request of the reporter. Please remember that non compliance with the Policy or retaliation against someone who raises an issue regarding the Policy will not be tolerated.

Maintaining the goodwill of our stakeholders, including employees, governments and communities is critical to our Company's objective of maximizing shareholder value. All activities undertaken by Talisman must, of course, be lawful and safe, but it is equally important that these be conducted in an ethical, honest and fair manner, free from deception and impropriety, and with constant regard for Talisman's reputation. This is the foundation of our license to operate and without that we have no business.

By our continued commitment to the principles embodied in this Policy, we can ensure that Talisman is a welcome corporate citizen worldwide.



John A. Manzoni
President and Chief Executive Officer
Talisman Energy Inc.

December 31, 2008

The Policy on Business Conduct and Ethics is a reference guide for employees, officers, directors and independent contract workers that conduct activities on Talisman's behalf. The Policy defines Talisman's standards in a variety of areas including: ethical business conduct; personal conduct; health, safety and environment; employee practices; human rights and community relations.

Scope

The Policy applies to Talisman employees, officers, directors and independent contract workers to the extent that they conduct activities on the Company's behalf. It also applies to all subsidiaries of Talisman Energy Inc. In this document, the term "Talisman" and "the Company" shall refer to Talisman Energy Inc. and all of its subsidiaries.

Responsibilities

Everyone to whom this Policy applies must become familiar with the policies and procedures described in the Policy and review them periodically. To assist you in this regard both the complete Policy and the supporting policies and procedures referenced therein are available on the Talisman Intranet. In addition, certain geographical and functional areas of the Company have specific procedures for various purposes to adhere to local laws. It is your responsibility to be aware of, and comply with, all procedures applicable to your area.

Managers have additional responsibilities in regard to the Policy. Every Manager is expected to lead by example and must promote compliance with the Policy by providing clear guidance to employees regarding appropriate business conduct in all situations.



To maintain Talisman's excellent reputation with our stakeholders, all dealings on Talisman's behalf must reflect high standards of ethical behaviour. In particular, the following specific principles must be observed:

Compliance with Laws

We must be aware of and comply with all applicable laws, rules and regulations as locally interpreted and administered in all jurisdictions in which the Company conducts business. We have a duty to inform ourselves of any laws relevant to our particular activities. Anyone with questions regarding legal issues should consult the Legal Department.

Integrity in Business Dealings

We must act with integrity in dealings with all persons inside and outside the Company, including government officials, customers, suppliers and members of the community. We must follow established standards in procurement, and must treat tenderers fairly and equally. Detailed procurement procedures apply in each jurisdiction and must be scrupulously followed.

Talisman adheres to antitrust and competition laws that promote and protect free and fair competition. We will not be complicit in price fixing and / or anti-competitive behaviour.

Gifts

No person may give to, or accept from, and associate any material or extravagant gift, prize or entertainment benefit. "Material" and "extravagant" relate to benefits of such value as to appear to an objective observer:

- to be excessive;

- perceived to constitute a personal enrichment for the recipient; and / or

- to be a factor in influencing that person's behaviour.

Gifts, prizes and entertainment benefits are considered material and extravagant if they exceed the standard that Talisman customarily offers to its partners and business associates. As a general rule, the exchange or receipt of gifts, entertainment and prizes must be occasional, modest and consistent with standard industry practice. Any amounts spent on gifts, prizes or entertainment benefits must be properly recorded in Talisman's accounts.

In issues related to gifts, prizes and entertainment benefits, common sense and good judgment should be used at all times. If in doubt as to the appropriateness of giving or receiving any gift, entertainment benefit or prize to or from an associate, consultation with a Supervisor or Manager is recommended.

For additional information on the interpretation of materiality, please refer to the Gift and Entertainment Policy.

Questionable or Improper Payments

Where commissions, consultants' fees, retainers and similar payments are required to be made and can be justified in the normal course of business, those payments must clearly commensurate with the services performed and must be properly recorded in Talisman's accounts. No other payments may be given or received. In particular, we may not, in the context of our relationship with Talisman, receive any personal payment or compensation from a source other than Talisman.

Compliance With Accounting Policies

We must comply with the Company's accounting regulations, policies, procedures and related controls. All accounts must properly describe and accurately reflect the transactions recorded and all assets, liabilities, revenues and expenses must be properly recorded and fully disclosed in Talisman's books. No secret or unrecorded funds or other assets are to be established or maintained.

In furtherance of our commitment to comply with applicable accounting regulations and corporate governance principles relating to financial reporting, the Company has instituted procedures to deal with complaints regarding accounting, internal accounting controls and auditing matters as well as the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Political Donations

All political contributions made on Talisman's behalf must be authorized by Talisman's Chief Executive Officer in accordance with the Company's established guidelines.

Political Activities

Talisman encourages its employees to be active members of their communities and exercise their freedom to participate in lawful political activities; however, employees choosing to participate in political activities must do so on their personal time and at their own expense.

Public Disclosure

Employees and officers responsible for financial and other disclosures must ensure that Talisman makes full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with or submitted to all regulatory bodies and in all other public communications.

Employees and officers are responsible for ensuring that information required in such reports and documents is recorded, processed, summarized and reported on a timely basis, and that any known or perceived weaknesses or breakdowns in the reporting chain are brought to the attention of their Manager or to a member of Senior Management.

In addition, employees, directors (and third parties to whom this Policy applies) are encouraged to promptly report to a member of Senior Management any information that they consider could be material to the business and affairs of Talisman.

For additional information, please refer to the Disclosure Policy.

Compliance with Anti-Bribery Legislation

Talisman is subject to legislation in Canada, the United States and other jurisdictions that prohibit corrupt practices in dealing with foreign governments. These laws make it an offence to make or offer a payment, gift or other benefit to a foreign public official in order to induce favourable business treatment, such as obtaining or retaining business or some other advantage in the course of business.

Violation of this legislation may result in substantial penalties to Talisman and to individuals. Foreign public officials include all people who perform public duties or functions for a foreign state. This can include:

- anyone "acting in an official capacity";

- anyone under a delegation of authority from the government to carry out government responsibilities; or

- officers and employees of companies that have government ownership or control, such as national oil companies, regardless of whether the government in question has majority ownership or control.

Talisman, as well as individual employees, officers and directors, must take all reasonable steps to ensure that the requirements of this legislation are strictly met. No payments, gifts or other benefits are to be given, directly or indirectly, to foreign public officials, political parties or political candidates for the purpose of influencing government decisions in Talisman's favour or for securing other improper advantages. Furthermore, no such payments are to be made to agents or other third parties in circumstances where it is likely that part or all of the payment will be passed on to a foreign public official, political party or political candidate.

There are certain types of payments to foreign public officials that are allowed under both the Canadian and U.S. legislation, called "facilitation" or "facilitating" payments. These are small payments or tips requested in the context of having routine administrative actions performed by foreign public officials.

Employees should be aware that such payments are permissible only under very limited circumstances. Advice should be sought from a Legal Department Manager with respect to the amount and advisability of making a facilitation payment. Moreover, we must ensure that any such payments are properly recorded in accordance with the Company's accounting procedures.

For additional information, please refer to the Compliance Guidelines for Anti-Bribery Legislation.

We must comply with the standards of ethical behaviour in all aspects of our activities at and for Talisman. This includes our dealings with people outside the Company as well as our relationships within Talisman. In addition, we must act ethically and with loyalty to the Company at all times. In particular, we must not:

- misuse Company resources, including computer systems. Individuals should protect the Company's assets and endeavour to ensure their efficient use. It is acknowledged, however, that minimal use of Company local telephone, electronic mail and internet services for personal use may occasionally take place, provided that such use is consistent with the Talisman IT Global Security Policy;

- engage in Insider Trading. Insider Trading means buying or selling securities in a company when you have knowledge of a material fact or material change regarding the company that has not been publicly disclosed. This includes knowledge you have about the business of Talisman and also applies to the shares of other companies you may have confidential information about as a result of your position with Talisman. Trading with such knowledge, or providing such information to other people, is unethical and illegal. Talisman's Insider Trading Policy provides additional guidance on materiality and restrictions in this regard; or

- pursue improper personal gain or compensation from our employment activities, Company property, information or position.

Conflict of Interest

Actual or perceived conflicts of interest between an individual's personal interests and those of the Company may hinder that person's ability to perform his or her Talisman work effectively and objectively. Accordingly, in general, individuals representing Talisman must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at Talisman, or that might otherwise compromise loyalty to the Company.



We must not take opportunities for improper personal gain that are discovered through the use of Company property, information or position. We should not compete with the Company but should endeavor to advance its legitimate business interests when appropriate opportunities arise.

Any employee who wishes to serve on a board of directors for a business that is not affiliated with Talisman must obtain the approval of his or her immediate Supervisor or Manager and of the Executive Officer responsible for legal affairs. Any Executive Officer wishing to serve on a board of directors for a business that is not affiliated with Talisman must obtain the approval of the President and Chief Executive Officer. This limitation does not apply to independent directors of Talisman whose service on other companies' boards is taken into account in the Company's board evaluation process.

Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of such persons are prohibited.

All conflicts of interest, whether actual, possible or perceived, should be communicated to your immediate Supervisor, Manager or to Executive Vice President Legal at the earliest possible opportunity.

In addition to the above, the Conflict of Interest in Employment Policy provides additional guidance on other potential conflict of interest issues.

Corporate Information

All corporate information is the property of Talisman. Corporate information includes trademarks (e.g., the Talisman logo), patents, software developments and applications, strategic and operational knowledge and financial information. We are in a position of trust with respect to such corporate information in the same manner as with any other corporate property. We must take care to protect the confidentiality of corporate information, including any confidential information received by Talisman from third parties. In particular, we must not:

- use corporate information that has not been disclosed to the public for personal gain;

- disclose confidential corporate information other than in the necessary course of business and with appropriate safeguards;

- reference material publicly undisclosed corporate information in public speeches, written presentations or other publications. Anyone who speaks publicly on behalf of Talisman must obtain approval from the appropriate Talisman authority (in most cases, the appropriate authority would be that employee's Executive Officer) and must remit to the Company any payments or material gifts received; or

- participate in Internet chat rooms or newsgroups discussions on matters relating to Talisman's corporate activities or its securities.

In order to ensure consistency and fair disclosure, all media and investor communications are to be handled by the Corporate Communications and Investor Relations departments unless otherwise approved by the Senior Officer responsible for Corporate Communications or the President and Chief Executive Officer.

For additional information, please refer to the Disclosure Policy, the Insider Trading Policy and the Gift and Entertainment Policy.

Our goal is to create a working environment such that we cause no harm to people, and where we minimize our impact on the environment.

To achieve this we will:

- always comply with the law, or Talisman standards, whichever are higher;

- operate our business to ensure proactive risk mitigation and continuous improvement;

- set goals and targets, and measure performance against them;

- hold ourselves and our contractors accountable to meet Talisman standards; and

- communicate openly with those who may be affected by our activities.

Safe operations in all company activities is a core value. If operational results and safety ever come into conflict, we all have a responsibility to choose safety over operational results and Talisman will support that choice.

Workplace health and safety and environmental protection are responsibilities shared by every member of the Talisman workforce. Our leaders create the capacity for effective individual performance through role clarification, training, and competency verification, and they are expected to lead by example.

For additional information, please refer to the Health, Safety and Environment Policy and the Protocol for reporting High – Profile HSE Incidents.



Talisman recognizes that it must earn the loyalty that it expects from its employees. Talisman is committed to treating its employees ethically and fairly. In particular, Talisman strives, in conjunction with local legal requirements, to ensure the following:

- no discrimination on the basis of gender, physical or mental disability, age, marital status, family status, sexual orientation, religious belief, race, colour, ancestry or place of origin;

- consistency with universally accepted standards related to exploitation of child and / or forced or compulsory labour;

- freedom of association and collective bargaining;

- fair and competitive compensation;

- promotion of a harassment-free workplace;

- confidentiality of employee records; and

- compliance with local employment laws in conjunction with internationally recognized best practices.

All employees, and particularly Managers, must maintain and promote these principles in their hiring practices and in their relationships with other employees. Talisman expects all contactors to comply with these practices.

For additional information, please refer to the Canadian Privacy Policy and your local policies and procedures.

Talisman will conduct its business activities with integrity and will show respect for human dignity and the rights of the individual, based on the following principles:

Promoting respect for the Universal Declaration of Human Rights

Talisman supports the principles of, and will promote respect for, the Universal Declaration of Human Rights. We will lead by example, demonstrating values of tolerance and respect in the conduct of our operations.

Reviewing potential human rights issues and their relationship to our operations

Talisman will review the human rights climate of countries and regions when proposing, planning and implementing new investments and projects. Talisman will review associated potential human rights issues and their relationship to our ongoing operations. Talisman will liaise with stakeholders to identify such potential issues.

Addressing human rights concerns within our sphere of influence

Talisman will promote adherence to and respect for human rights principles in our areas of operation and will not be complicit in human rights abuses. We will strive to advance best practices with host governments, partners and third parties and we will seek consistency with our Security Policy and Guidelines, which has been based on the Voluntary Principles on Security and Human Rights.

Respecting the diverse cultures and perspectives of indigenous peoples

Talisman recognizes and respects the diverse cultures and perspectives of indigenous peoples. We will work with indigenous communities in all countries where we operate to better understand each other's cultures, perspectives and values. We recognize that our activities have the potential to overlap with the use of lands by indigenous or tribal peoples and that they should be consulted on decisions affecting rights to use lands and resources.



Talisman believes that being a responsible and welcome member of the communities in which we operate is an essential part of our business strategy. Strong and transparent relationships with communities, based on trust and respect, allow the Company to effectively and efficiently carry out operations to the mutual benefit of the Company and our neighbours. Talisman will seek to engage local communities in a manner that is meaningful and sustainable. Talisman's commitment to building good working relationships with communities is based on the following principles:

Consulting with Communities

Talisman will meet or exceed all applicable laws, regulations and industry standards for community consultations in the jurisdictions in which we operate. We believe in fostering strong and transparent working relationships with the communities affected by our operations through consultation and information sharing. Ongoing dialogue helps create mutual understanding of the interests of the community and the Company and facilitates constructive approaches to addressing concerns.

Local Benefits

Talisman believes that the countries and communities in which we operate should benefit from our operations through the generation of employment, business opportunities, royalties and taxes. Talisman will consider the specific needs and capabilities of the communities in which we operate through dialogue and consultation.

Investing in Communities

Talisman invests in communities in accordance with the Company's Corporate Contribution Guidelines. The Company also supports community capacity building initiatives and encourages volunteerism in the communities where we live and work.



Compliance Certificates

As part of the effort to ensure compliance with this Policy, all employees, officers, directors and independent contract workers are required to complete Talisman's Online Ethics Awareness Training and a Compliance Certificate on a yearly basis certifying observance with this Policy.

The President and Chief Executive Officer and each member of the Board of Directors shall complete a Certificate and provide it to the Chairman of the Board of Directors. Employees whose positions may include involvement with foreign operations will be notified if additional Compliance Certificates are required to ensure compliance with anti-bribery legislation.

Questions

If you have any questions regarding this Policy, you are encouraged to speak to your Supervisor or Manager. In addition, a Vice President in the Legal Department, Vice President Audit or an Executive Officer, whether the Executive Officer to whom you report, or the Executive Officer functionally responsible for the matter in question, is available to answer questions or concerns relating to this Policy.

Reports

Talisman requires that you promptly report any observed breaches of this Policy to any of the individuals identified in the preceding paragraph. Alternatively, if you would be more comfortable or feel it would be more appropriate, you may report such observed breaches directly to the President and Chief Executive Officer.

In addition, any employee who has a complaint regarding questionable accounting or auditing matters may make a submission to the Audit Committee of the Company through the Company's reporting hotline as set out in the accounting and auditing matters complaints procedures available on the Talisman Intranet. Confidentiality and anonymity will be provided where permissible or required by law for employees reporting through this hotline. To ensure that outside complaints are properly understood and treated, employees should direct third parties making a complaint regarding accounting, internal accounting controls or auditing matters to a Vice President in the Legal Department.

You may submit such a report or observation with the knowledge that the Company values your good faith actions in support of this Policy and will not tolerate retaliation of any kind as a result of good faith reporting by employees.

Waivers

The Governance and Nominating Committee of the Company's Board of Directors must approve any waiver of any of the provisions of this Policy for a Director or an Executive Officer. Material departures from this Policy by a Director or Executive Officer which constitute a material change to the Company will be promptly disclosed to shareholders.

Discipline

Breaches of this Policy will be dealt with in accordance with the Company's Progressive Discipline Procedure.

CONTACT INFORMATION

Talisman's Accounting and Auditing Hotline

If calling from North America please dial: **1-866-604-9528**

If calling from outside North America please call collect: **1-403-250-0946**